January 17, 2008

Jennifer Magro
Chief Financial Officer
Salomon Smith Barney Orion Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

      Re: Salomon Smith Barney Orion Futures Fund L.P.
                Form 10-K for Fiscal Year Ended
                December 31, 2006
                Filed March 30, 2007
                Form 10-Q for Quarterly Period Ended
                June 30, 2007
                Filed August 14, 2007
                File No. 000-30455

Dear Ms. Magro:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Kevin Woody
                                  Accounting Branch Chief